Filed pursuant to Rule 424(b)(3)

Registration Statement No. 333-281065

Prospectus Supplement No. 1

(To Prospectus dated August 29, 2024)

Up to 10,000,000 Ordinary Shares

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 29, 2024 (as supplemented or amended from time to time, the “Prospectus”), which forms a part of our Registration Statement on Form F-1 (Registration No. 333-281065), as amended and supplemented, with the information contained in our Report on Form 6-K, furnished with the Securities and Exchange Commission on August 30, 2024. The Prospectus relates to the issuance by VivoPower International PLC of up to 10,000,000 Ordinary Shares in a best efforts offering.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement.

Our Ordinary Shares are listed on The Nasdaq Capital Market (“Nasdaq”) under the symbol “VVPR.” The last sale price of our Ordinary Shares on Nasdaq on August 29, 2024 was $2.10 per share.

We may further amend or supplement the Prospectus and this prospectus supplement from time to time by filing amendments or supplements as required. You should read the entire Prospectus, this prospectus supplement and any amendments or supplements carefully before you make your investment decision.

Investing in our securities involves a high degree of risk. See “Risk Factors” beginning on page 9 of the Prospectus for a discussion of information that should be considered in connection with an investment in our securities.

Neither the U.S. Securities and Exchange Commission nor any other regulatory body has approved or disapproved of these securities or determined if this prospectus supplement or the Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus supplement is August 30, 2024.

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

August 30, 2024

Commission File Number 001-37974

VIVOPOWER INTERNATIONAL PLC

(Translation of registrant’s name into English)

The Scalpel, 18th Floor, 52 Lime Street

London EC3M 7AF

United Kingdom

+44-794-116-6696

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:

Form 20- F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

On August 30, 2024, VivoPower International PLC (the “Company”) issued a press release announcing its preliminary estimated unaudited financial results for the year ended June 30, 2024. The press release is attached hereto as Exhibit 99.1.

The information in this Report on Form 6-K, including Exhibit 99.1, shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), or incorporated by reference in any filing under the Securities Act of 1933, as amended, or the Exchange Act, except as expressly set forth by specific reference in such a filing.

EXHIBIT INDEX

Exhibit 99.1 — Press Release

2

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Date: August 30, 2024	VivoPower International PLC

/s/ Kevin Chin
Kevin Chin
Executive Chairman

3

Exhibit 99.1

VivoPower International PLC Reports Preliminary Estimated Unaudited Financial Results for the Fiscal Year Ended June 30, 2024

Annual consolidated revenue of $11.8 million down 22% year-on-year (“y-o-y”) reflecting a strategic focus towards the Electric Vehicle and Sustainable Energy Solutions business units and discontinuation and sale of Critical Power business units in Australia

Underlying consolidated adjusted EBITDA1 from continuing operations declined slightly to a ($5.9) million loss from a ($5.7) million loss in FY23

Cash balance at June 30, 2024 was $0.8m in comparison to $0.6m at June 30, 2023

Tembo E-LV, a subsidiary of VivoPower executed a definitive Business Combination Agreement with CCTS for a combined enterprise value of US$904 million

Kenshaw Electrical, one of the Company’s Critical Power business units, was sold for approximately A$5.0 million in July 2024, as part of previously announced strategic focus on Electric Vehicles and Sustainable Energy Solutions

LONDON, August 30, 2024 (GLOBE NEWSWIRE) — VivoPower International PLC (Nasdaq: VVPR) (“VivoPower” or the “Company”) today announced its preliminary estimated unaudited results for the fiscal year ended June 30, 2024.

Financial Highlights for the Fiscal Year Ended June 30, 2024

●	Annual consolidated revenue declined 22% y-o-y to $11.8 million, reflecting a strategic shift towards prioritizing profitable revenue streams, particularly within the Critical Power Services business unit, and adverse foreign exchange movements related to the Australian dollar relative to the USD, and an intensified effort to scale up the Electric Vehicle business unit.
●	Annual consolidated gross profit from continuing operations increased 170% y-o-y to $1.6 million from ($2.3) million gross loss in fiscal year 2023 (“FY23”). This positive turnaround reflects a focus on higher margin revenue streams and operational efficiencies, as well as cessation of any weather related losses from solar projects in Australia that impacted the company in the last financial year;
●	Annual underlying net after-tax loss was ($25.1) million, with an earnings per share (“EPS”) of ($8.01), reflecting a decline from net loss of ($20.1) million) from continuing operations) and ($0.82) EPS in FY23. Annual adjusted net after-tax loss[2] remained unchanged at ($14.2) million compared to FY23 despite the decline in revenues and increasing headcount for Tembo. This was aided by the focus on higher margin revenues as well as technology and outsourcing driven efficiency savings and reduced non-recurring costs. However, the adjusted underlying EPS[2] worsened to ($4.53) per share, down from ($0.58) per share in FY23. It is important to note that the FY24 per share figures account for the 10-to-1 reverse stock split implemented by the company during the year.
●	Annual underlying consolidated adjusted EBITDA loss from continuing operations was ($5.9) million, representing a slight decrease y-o-y to ($5.7) million adjusted EBITDA loss from continuing operations for FY23.
●	Consolidated cash balance increased to $0.8 million at June 30, 2024 (excluding restricted cash balances, bank guarantee deposits and other cash equivalents) in comparison to $0.6 million at June 30, 2023.

1 Adjusted EBITDA is not calculated in accordance with International Financial Reporting Standards (“IFRS”). See “About Non-IFRS Financial Measures” below for a discussion of the non-IFRS measures used in this release and a reconciliation to their most comparable IFRS measure.

2 Adjusted net after tax loss and adjusted EPS are not calculated in accordance with IFRS. See “About Non-IFRS Financial Measures” below for a discussion of the non-IFRS measures used in this release and a reconciliation to their most comparable IFRS measure.

4

Business Highlights for the Fiscal Year Ended June 30, 2024

●	On 2 April, 2024, VivoPower signed a heads of agreement for a business combination between Tembo and Nasdaq-listed Cactus Acquisition Corp. 1 Limited (“CCTS”) at a pre-money equity value of US$838 million (such transaction, the “Tembo Business Combination”). Should the Tembo Business Combination be consummated, it would result in Tembo becoming a separate listed company on Nasdaq. However, it is expected that VivoPower will continue to be the major shareholder in the post-Tembo Business Combination company, and, on that basis, Tembo would continue to be a controlled subsidiary of VivoPower and consolidated in its financial statements.
●	On 3 July, 2024, Tembo agreed to a one-month extension of its exclusive heads of agreement with CCTS until July 31, 2024. This was further extended on 30 July, 2024, extending the exclusivity period to August 31, 2024.
●	On 29 June 2024, VivoPower’s major shareholder agreed to amend and extend its US$34m shareholder loan financing agreement. The agreement consolidated all shareholder loans into a single tranche and reclassified them as non-current, further de-risking the Company’s balance sheet.
●	During the fiscal year ended 30 June 2024, Tembo, achieved several key milestones:

-	Commenced delivery of its next-generation electric utility vehicle (“EUV”) powertrain conversion kits, following successful testing programs.
-	Entered into a definitive joint venture with Francisco Motor Corporation in the Philippines, to deliver electrification kits for a new generation of electric jeepneys.
-	Executed a joint venture with Geminum to design, test, and implement digital twins of Tembo’s EUVs and ancillary sustainable energy solutions.
-	Established a robust supply chain across Asia, partnering with key players in the Philippines, Thailand, China, and India.
-	Introduced [and launched] a fully electric OEM pickup utility vehicle, the “Tembo Tusker” to enable customers and partners to choose between a conversion or a new electric pick up truck.
-	Honoured with the electrical vehicle innovation of the year award at the Tech Innovation Awards 2023 hosted in Dubai.

Subsequent Events

●	On August 29, 2024, Tembo executed a definitive Business Combination Agreement at a combined enterprise value of US$904m with CCTS. An independent third-party fairness opinion was satisfactorily completed, and the BCA was signed after a four-month period of due diligence.
●	On 7 July, 2024, VivoPower completed the sale of one of its non-core business units, Kenshaw Electrical, to ARA Group Limited for approximately A$5.0 million. This divestment aligns with VivoPower’s strategy to reinvest in its high-growth businesses, particularly its Electric Vehicle business unit.

5

Executive Chairman, Kevin Chin, reflected on the fiscal year ended June 30, 2024, noting the year was marked by both challenges and significant progress. “Fiscal year 2024 was a year of executing on our strategy to focus on the business units with the largest total addressable markets and tailwinds, these being our electrical vehicle and sustainable energy solutions business units. At the same time, we battled through a difficult macroeconomic environment which made fund raising very challenging, as well as inflationary, labour market and forex pressures in Australia, that adversely impacted our Critical Power business units. After the fiscal year end, we consummated the sale our Kenshaw Electrical business in accordance with this strategic refocus.

Notwithstanding these challenges, we were able to make significant progress with our Tembo electric vehicle business in particular. This includes:

●	the execution of a definitive Business Combination Agreement at a combined enterprise value of US$904m with Cactus Acquisition Corp. 1 Limited. This transaction, if completed, will result in Tembo becoming a separate NASDAQ listed entity, with its own funding avenues. VivoPower is expected to remain the majority shareholder of the post-Tembo Business Combination entity.
●	delivery of Tembo’s next-generation electric utility vehicle (“EUV”) powertrain conversion kits, following successful testing programs.
●	entering into a definitive joint venture with Francisco Motor Corporation in the Philippines, to deliver electrification kits for a new generation of electric jeepneys.
●	executing a joint venture with Geminum to design, test, and implement digital twins of Tembo’s EUVs and ancillary sustainable energy solutions.
●	establishing a robust supply chain across Asia, partnering with key players in the Philippines, Thailand, China, and India.
●	introducing and launching a fully electric OEM pickup utility vehicle, the “Tembo Tusker” to enable customers and partners to choose between a conversion or a new electric pick up truck.

As we move into fiscal year 2025, we are optimistic about the opportunities ahead, particularly with the continued growth opportunities for Tembo and the anticipated completion of the Tembo Business Combination and separate listing of Tembo. The VivoPower team remains steadfast in our mission to deliver sustainable energy solutions and drive long-term value creation for our stakeholders.”

About Non-IFRS Financial Measures

Our preliminary estimated unaudited results include certain non-IFRS financial measures, including adjusted EBITDA, adjusted net after-tax loss and adjusted EPS. Management believes that the use of these non-IFRS financial measures provides consistency and comparability with our past financial performance, facilitates period-to-period comparisons of our results of operations, and also facilitates comparisons with peer companies, many of which use similar non-IFRS or non-GAAP (“Generally Accepted Accounting Principles”) financial measures to supplement their IFRS or GAAP results. Non-IFRS results are presented for supplemental informational purposes only to aid in understanding our results of operations. The non-IFRS results should not be considered a substitute for financial information presented in accordance with IFRS and may be different from non-IFRS or non-GAAP measures used by other companies.

6

The tables included in this press release titled “Reconciliation of Adjusted (Underlying) EBITDA for Continuing Operations to IFRS Financial Measures” and “Reconciliation of Adjusted (Underlying) Net After-Tax Loss for Continuing Operations and Adjusted (Underlying) EPS to IFRS Financial Measures” provide reconciliations of non-IFRS financial measures to the most recent directly comparable financial measures calculated and presented in accordance with IFRS.

Adjusted (Underlying) EBITDA equates to earnings before interest, taxes, depreciation and amortization, non-cash-based share compensation, impairment of assets, impairment of goodwill, and restructuring and other non-recurring costs. See the reconciliation of non-IFRS measures below.

Adjusted (Underlying) net after-tax loss equates to net after-tax loss adjusted for restructuring and other non-recurring costs and cost of sales – nonrecurring. See the reconciliation of non-IFRS measures below.

Adjusted (Underlying) EPS equates to earnings per share adjusted for restructuring and other non-recurring costs and cost of sales - nonrecurring. See the reconciliation of non-IFRS measures below.

Reconciliation of Adjusted (Underlying) EBITDA for Continuing Operations to IFRS Financial Measures

	Year ended June 30
(US dollars in thousands)	2024	2023
Net after-tax loss	(25,114)	(24,355)
Loss from discontinued operations	-	4,207
Net after-tax Loss from continuing operations	(25,114)	(20,148)
Income tax	1,164	540
Net finance expense	5,797	6,210
Share based compensation expense	-	148
Restructuring & other non-recurring costs[1]	10,913	2,084
Depreciation and amortisation	1,348	1,581
Non-recurring cost of sales [2]	-	3,850
Adjusted (Underlying) EBITDA for continuing operations	(5,891)	(5,735)

Note:

(1)

2024 amounts include $10.9 million of non-recurring, non-operational costs, consisting of a $10.8 million asset impairment charge mainly pertaining to Aevitas and Caret. 2023 amounts include $2.1 million of non-recurring, non-operational costs, consisting of a $1.8 million one-time provision for UK tax refunds on prior year receivables that were either received or due to be received by the Company for recoverable UK taxes paid between 2020 and 2022 but which have since been disputed and are being reclaimed by the UK fiscal department and $0.2 million of restructuring activities.

(2)	2023 amounts include $3.9 million in non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY2023. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labour and material costs to fix and then complete the project within the project deadline.

7

Reconciliation of Adjusted (Underlying) Net After-Tax Loss for Continuing Operations and Adjusted (Underlying) EPS to IFRS Financial Measures

	Year ended June 30
(US dollars in thousands except per share amounts)	2024	2023
Net after-tax loss from continuing operations	(25,114)	(20,148)
Restructuring & other non-recurring costs[1]	10,913	2,084
Non-recurring cost of sales [2]	-	3,850
Adjusted (Underlying) net after-tax loss from continuing operations	(14,200)	(14,215)

Loss from continuing operations – per share	(8.01)	(0.82)
Restructuring & other non-recurring – per share	3.48	0.08
Non-recurring cost of sales [1] – per share	0.00	0.16
Adjusted (Underlying) continuing EPS	(4.53)	(0.58)

Note:

(1)

2024 amounts include $10.9 million of non-recurring, non-operational costs, consisting of a $10.8 million asset impairment charge mainly pertaining to Aevitas and Caret. 2023 amounts include $2.1 million of non-recurring, non-operational costs, consisting of a $1.8 million one-time provision for UK tax refunds on prior year receivables that were either received or due to be received by the Company for recoverable UK taxes paid between 2020 and 2022 but which have since been disputed and are being reclaimed by the UK fiscal department and $0.2 million of restructuring activities.

(2)	2023 amounts include $3.9 million in non-recurring costs resulting from increased costs and delays on Aevitas Solar’s Edenvale project due to unprecedented high levels of rainfall (both in terms of frequency and amount versus historical averages) across Western Australia in FY2023. The rainfall damaged many of the trenches dug across the 6km interconnection works, which led to significant delays in completion of the project and required additional labour and material costs to fix and then complete the project within the project deadline.

About VivoPower

VivoPower is an award-winning global sustainable energy solutions B Corporation company focused on electric solutions for customised and ruggedised fleet applications, battery and microgrids, solar and critical power technology and services. The Company’s core purpose is to provide its customers with turnkey decarbonisation solutions that enable them to move toward net-zero carbon status. VivoPower has operations and personnel in Australia, Canada, the Netherlands, the United Kingdom, the United States, the Philippines, and the United Arab Emirates.

Statement Regarding Preliminary Unaudited Financial Results

The unaudited financial information published herein is preliminary and subject to potential adjustments. Potential adjustments to operational and consolidated financial information may be identified from further work performed during the Company’s year-end review, which could result in differences from the unaudited financial information published herein. For the avoidance of doubt, the preliminary unaudited financial information published herein should not be considered a substitute for the further financial information contained within the Annual Report on Form 20-F for the fiscal year ended June 30, 2024 to be filed by the Company with the Securities and Exchange Commission.

8

Forward-Looking Statements

This communication includes certain statements that may constitute “forward-looking statements” for purposes of the U.S. federal securities laws. Forward-looking statements include, but are not limited to, statements that refer to projections, forecasts or other characterisations of future events or circumstances, including any underlying assumptions, information regarding the future economic performance and financial condition of the Company, the plans and objectives of the Company’s management, and the Company’s assumptions regarding such performance and plans. The words “anticipate,” “believe,” “continue,” “could,” “estimate,” “expect,” “intends,” “may,” “might,” “plan,” “possible,” “potential,” “predict,” “project,” “should,” “would” and similar expressions may identify forward-looking statements, but the absence of these words does not mean that a statement is not forward-looking. Forward-looking statements may include, for example, statements about the achievement of performance hurdles, or the benefits of the events or transactions described in this communication and the expected returns therefrom, including the Tembo Business Combination. These statements are based on VivoPower’s management’s current expectations or beliefs and are subject to risk, uncertainty, and changes in circumstances. Actual results may vary materially from those expressed or implied by the statements herein due to changes in economic, business, competitive and/or regulatory factors, and other risks and uncertainties affecting the operation of VivoPower’s business. These risks, uncertainties and contingencies include changes in business conditions, fluctuations in customer demand, changes in accounting interpretations, management of rapid growth, intensity of competition from other providers of products and services, changes in general economic conditions, geopolitical events and regulatory changes, and other factors set forth in VivoPower’s filings with the United States Securities and Exchange Commission. The information set forth herein should be read in light of such risks. VivoPower is under no obligation to, and expressly disclaims any obligation to, update or alter its forward-looking statements whether as a result of new information, future events, changes in assumptions or otherwise.

Contact

Shareholder Enquiries

shareholders@vivopower.com

9